IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE



MOORE CORPORATION LIMITED       )
and FRDK, INC.,                 )
                                )
            Plaintiffs,         )
                                )
         v.                     )        Civil Action No. 95-472 MMS
                                )
WALLACE COMPUTER SERVICES,      )
INC., ROBERT J. CRONIN,         )
THEODORE DIMITRIOU, FRED F.     )
CANNING, WILLIAM N. LANE, III,  )
NEELE E. STEARNS, JR.,          )
R. DARRELL EWERS, RICHARD F.    )
DOYLE and WILLIAM E. OLSEN,     )
                                )
                                )
            Defendants.         )


                                     ORDER

          At Wilmington this 19th day of September, 1995, for the reasons set forth in the Court's Opinion issued this date,
          IT IS ORDERED that defendants' motion to dismiss is denied.


                                              /s/ Murray M. Schwartz
                                              United States District Judge

                      IN THE UNITED STATES DISTRICT COURT

                          FOR THE DISTRICT OF DELAWARE



MOORE CORPORATION LIMITED       )
and FRDK, INC.,                 )
                                )
            Plaintiffs,         )
                                )
         v.                     )        Civil Action No. 95-472 MMS
                                )
WALLACE COMPUTER SERVICES,      )
INC., ROBERT J. CRONIN,         )
THEODORE DIMITRIOU, FRED F.     )
CANNING, WILLIAM N. LANE, III,  )
NEELE E. STEARNS, JR.,          )
R. DARRELL EWERS, RICHARD F.    )
DOYLE and WILLIAM E. OLSEN,     )
                                )
                                )
            Defendants.         )



Jesse A. Finkelstein, Esq., and Daniel A. Driesbach, Esq., of Richards, Layton & Finger, Wilmington, Delaware; Of Counsel: Chadbourne & Parke LLP, New York, New York; attorneys for plaintiffs.

Michael D. Goldman, Esq., Stephen C. Norman, Esq., and Michael A. Pittenger, Esq., of Potter Anderson & Corroon, Wilmington, Delaware; Of Counsel: Walter C. Carlson, Esq., Richard B. Kapnick, Esq., Brandon D. Lawniczak, Esq., and Linda
T.  Ieleja,  Esq.,  of  Sidley  &  Austin,  Chicago,  Illinois;   attorneys  for
defendants.




                                    OPINION

Dated:  September 19, 1995
Wilmington, Delaware

/s/ Murray M. Schwartz
Schwartz, Senior District Judge


                                I. Introduction

          Since the mid-1980's, announcements of tender offers were invariably followed by either the suitor or target quickly resorting to litigation. The issues in those cases involved, inter alia, the constitutionality of various state anti-takeover statutes. See, e.g., Nomad Acquisition Corp. v. Damon Corp., 701 F. Supp 10 (D. Mass. 1988) (Massachusetts anti-takeover statute); Grand Metro. PLC v. Pillsbury Co., 704 F. Supp. 538 (D. Del. 1988) (Florida, Louisiana and Tennessee anti-takeover statutes); BNS Inc. v. Koppers Co., 683 F. Supp. 458 (D. Del 1988) (Delaware anti-takeover statute). Justiciability issues usually raised under the "ripeness" rubric were easily resolved because the suitor suffered an easily identifiable harm if an unconstitutional state statute were to frustrate its conquest. If the statute protected the target unless the target opted-out, the matter was ripe because the harm was immediate and there was no need to develop an extensive factual record. See, e.g., Black & Decker Corp. v. American Standard Inc., 679 F. Supp. 1183 (D. Del. 1988) (challenge to Delaware's opt-out statute ripe); see also BNS, 683 F. Supp. 458 (same). If, on the other hand, the target company had to opt-in to the protection of the alleged unconstitutional statute, and had not done so at the time of the tender offer, the matter was not ripe because there was no harm. See, e.g., Nomad Acquisition, 701 F. Supp 10 (declaration that Massachusetts control shares provision is unconstitutional not ripe since target had not yet opted-in); Grand Metro., 704 F. Supp. 538 (declaration that Florida, Louisiana and Tennessee anti-takeover statutes are unconstitutional not ripe since target had not yet opted-in).

          The mid-1990's have brought a subtle change to the legal landscape. With the constitutionality of the Delaware anti-takeover statute being resolved, the focus is now upon whether the target board of directors has breached its fiduciary duties by retaining the protection of the statute. This shift from strictly legal constitutional challenges to a state anti-takeover statute to fiduciary duty challenges relating to stripping the target of statutory protection has complicated the ripeness inquiry. For the most part, a strictly legal constitutional challenge did not require the development of an extensive factual record; conversely, a breach of fiduciary duty challenge requires that a record be made and possibly an evidentiary hearing held. Further, the potential for an advisory opinion on the fact-specific inquiry of breach of fiduciary duty is immense. Finally, while not part of the ripeness inquiry, there looms the issue of whether a court should ever issue a mandatory injunction to a target board with respect to anti-takeover statutes and anti-takeover devices at a time when there is no reasonable assurance the tender offer will succeed. That question requires the development of a record as to whether the existence of anti-takeover protections and defenses inhibit the tender of shares, as distinguished from inhibiting the suitor. Accordingly, that question is reserved for another day. Attention is now turned to the specifics of this tender offer.

          Plaintiffs Moore Corporation Limited ("Moore") and its wholly-owned subsidiary FRDK, Inc. ("FRDK") filed a complaint against defendant Wallace Computer Services, Inc. and its directors (collectively, "Wallace" or "Wallace Board"), for injunctive and declaratory relief. Moore seeks to prevent the application of Wallace's anti-takeover devices and other defensive measures designed to impede FRDK's hostile tender offer and declaratory relief that the proposed transaction complies with all applicable laws, including securities and antitrust laws. Moore and FRDK, both Wallace shareholders, allege Wallace has used defensive and evasive measures to block the offer, thereby violating the Wallace Board's fiduciary duties owed to its shareholders. Wallace moved to dismiss the action on the grounds that (1) the action is not ripe; and (2) plaintiffs have brought the action in bad faith in an effort to forum shop. Jurisdiction is based on diversity of citizenship, 28 U.S.C. Section 1332. For the reasons set forth below, defendants' motion to dismiss will be denied.


                                   II. Facts

          Plaintiff Moore is an Ontario corporation engaged in the business of delivering information handling products and services, with its principal place of business in Toronto, Ontario. Docket Item ("D.I.") 1, Paragraph 7. Plaintiff FRDK is a New York corporation with its principal place of business in Toronto, Ontario. Id. Paragraph 8. It is a wholly-owned subsidiary of Moore and was incorporated for the purpose of making a tender offer for all outstanding Wallace stock in connection with a proxy solicitation and merger. Id. Paragraph
8. Defendant Wallace is a Delaware corporation engaged predominantly in the computer services and supply industry, with its principal place of business in Illinois. Id. Paragraph 9.
          On July 30, 1995, FRDK announced its intention to commence a tender offer for all outstanding shares of Wallace common stock (together with the associated preferred stock purchase rights that were issued in connection with Wallace's poison pill) at a price of $56 per share, making the value of the proposed transaction approximately $1.3 billion. Id. Paragraph 20. Moore intended, as soon as practicable after the consummation of the tender offer, to cause Wallace to merge with FRDK, and then to deliver proxy solicitation materials to the Wallace shareholders in order to nominate three individuals to serve as and replace the members of the Wallace Board. Id. Paragraphs 21, 22.
          FRDK's offer is an all-cash offer, which FRDK describes as non-coercive in nature, that would provide Wallace shareholders a premium of 27% over market price of Wallace stock value as of the date of the announcement of the offer, and would not pose any threat to the interests of Wallace's shareholders or to Wallace's corporate policy. Id. Paragraphs 24, 25. The offer was conditioned upon, inter alia:
          (a) the valid tender of a majority of all outstanding shares of Wallace's common stock on a fully-diluted basis on the date of purchase;
          (b) the redemption, invalidation or inapplicability of the rights allowed under the Preferred Stockholder Rights Plan (the "poison pill");
          (c) Wallace Board approval of the acquisition of shares pursuant to the offer and proposed merger under Section 203 of the Delaware Business Combination Statute ("Section 203");
          (d) the proposed merger having been approved pursuant to Article Ninth of Wallace's Restated Certificate of Incorporation ("Article Ninth"), or the inapplicability of such article to the offer and proposed merger; and
          (e) the availability of sufficient financing to consummate the offer and proposed merger.(1) Id. Paragraph 20.





-----------------------------------------
         (1)
          At a hearing on September 13, 1995, the Court was advised that financing had been obtained.

          Moore alleges that the offer, proposed merger, and proxy solicitation cannot be completed unless Wallace agrees to remove or make inapplicable its anti-takeover devices. Id. Paragraph 27. The removal of such devices, including the poison pill,(2) Article Ninth,(3) and the protection of Section 203,(4) forms the gravamen of Moore's prayer for injunctive relief. The Wallace Board is entitled under its poison pill to redeem the rights or make the poison pill inapplicable to the offer and proposed merger by an amendment to the rights agreement. Id. Paragraph 30. The Board is also empowered under Article Ninth to avoid the shareholder vote requirement by approving the transaction by a majority vote of the Board. Id. Paragraph 36. Finally, the Board has the right to opt out of Section 203's protection under Delaware law. Id. Paragraph 31. The Wallace Board has taken no steps to remove the anti-takeover devices. D.I. 28,
p. 10.


-----------------------------------------
         (2)
          The poison pill was adopted on March 14, 1990, and caused the Wallace Board to declare a dividend of one preferred stock purchase right per share of common stock, payable to each shareholder of record as of March 28, 1990. Each right entitles the holder to purchase from Wallace one two-hundredth of a share of designated stock at a price of $115. Additionally, following the occurrence of certain events, including the acquisition of 20% or more of Wallace's common stock, each holder of a right is entitled to exercise that right by purchasing common stock of Wallace at half-price. D.I. 1, Paragraph 29.

         (3)
          Article Ninth, entitled "Certain Business Combinations," is designed to impede coercive and inadequate tender offers. It prohibits certain business combinations by any "interested shareholder" (defined to include any person who directly or indirectly owns 20% or more of the outstanding voting power of Wallace, or an affiliate or assignee thereof), unless the affirmative vote of at least 80% of the combined voting power of the then outstanding shares of Wallace stock is obtained. D.I. 1, Paragraphs 34, 35.

         (4)
          Section 203 applies to any Delaware corporation that has not opted out of the statute's coverage. It provides that any person acquiring 15% or more of a company's voting stock (thereby becoming an "interested shareholder") may not engage in any business combination, including a merger, for three years after becoming such, unless that person obtains or has obtained certain approvals by the Board of Directors, or the affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested shareholder. See 8 Del. C. Section. 203.

          In February, 1995, Moore attempted to initiate discussions with Wallace regarding a possible business combination, but Wallace informed Moore that it was not interested. D.I. 1, Paragraph 38. All efforts to discuss the matter with Wallace after that point were unsuccessful, although in July, 1995, the Presidents of Moore and Wallace agreed to schedule a lunch meeting for August 8, 1995. Id. Paragraph 38; d.I. 31, Exh. F at section 2. Moore alleges Wallace took specific steps to create additional obstacles to a merger. D.I. 1, Paragraph 39. First, Wallace adopted a by-law amendment in June, 1995, providing that any business to be raised by a stockholder at an annual meeting must be presented sixty days before the meeting. Id. Additionally, Wallace approved a "golden parachute" employment contract with defendant Robert J. Cronin, Wallace's President and Chief Executive Officer, providing Cronin a multi-million dollar severance package in the event of a change in his job duties. Id.
          Moore announced its intention to commence the tender offer in a press release on Sunday, July 30, 1995.(5) Id. Paragraph 20. This complaint was filed the following day, Monday, July 31, 1995, at 8:30 a.m. On August 2, 1995, FRDK filed a Schedule 14D-1 with the Securities and Exchange Commission ("SEC"), detailing the provisions of the tender offer. D.I. 28, p. 19. On August 14, the Wallace Board unanimously concluded, on the advice of Goldman Sachs, its financial advisor, that $56 per share was inadequate and the tender offer was not in the best interests of Wallace shareholders. D.I. 22, p. 7. On August 15, 1995, Wallace formally rejected FRDK's offer. D. I. 28, p. 2. On that same day, Wallace filed suit against Moore in the Southern District of New York, alleging the proposed acquisition


-----------------------------------------
         (5)
          However, as discussed infra at part III(A), the formal commencement date of the tender offer was August 2, 1995.

would violate Section 7 of the Clayton Act, and that Moore provided false and misleading statements to the media in connection with the tender offer and Schedule l4D-1. D.I. 22, p. 8. See Wallace Computer Services, Inc. v. Moore Corp., 95 Civ. 6379 (CSH) (S.D.N.Y. filed Aug. 15, 1995).
          Moore requests preliminary and permanent injunctive relief, to (l) enjoin Wa1lace from taking any steps to frustrate or impede the ability of the shareholders to consider the tender offer; (2) compel Wallace to redeem or make inapplicable the rights associated with the poison pill; (3) compel Wallace to approve the offer and proposed merger for the purposes of Section 203; (4) compel Wallace to approve the proposed merger for the purposes of Article Ninth; and declaratory relief to the effect that the offer and proposed merger comply with all applicable laws, including securities and antitrust laws. D.I. 1, Paragraph 47.
          Wallace moved to dismiss the complaint on the grounds that (1) the action is not ripe for adjudication; and (2) plaintiff engaged in forum shopping in order to avoid Second Circuit precedent favorable to Wallace, which grants antitrust standing to targets of hostile tender offers. D.I. 22, pp. 2, 13-l4. See Consolidated Gold Fields, PLC v. Minorco, S.A., 871 F.2d 252 (2d Cir.), cert. dismissed, 492 U.S. 939 (1989).


                                 III. Analysis

A.        Case or Controversy

          This Court must determine whether an action filed in the absence of a pending tender offer presents a ripe case or controversy. Article III, Section 2 of the United States Constitution requires, as a prerequisite to federal court jurisdiction, the existence of an actual "case" or "controversy." U.S. CONST. Art. III, Section 2. To satisfy this "case or controversy" requirement, the action must present a legal controversy that (1) is real and not hypothetical, (2) affects an individual in a concrete manner so as to provide the factual predicate for reasoned adjudication, and (3) sharpens the issue for judicial resolution. International Brotherhood of Boilermakers v. Kelly, 815 F.2d 912, 915 (3d Cir. 1987). The "case or controversy" requirement must be satisfied for all types of requested relief, including declaratory relief. Skelly Oil Co. v. Phillips Petroleum Co., 339 U.S. 667, 671 (1950).
          Declaratory judgment actions present difficult problems for courts seeking to reconcile the tension between the "case or controversy" requirement of Article III and declaratory judgments rendered pursuant to the Declaratory Judgment Act, 22 U.S.C. Section 2201(a)(1988).(6) The United States Supreme Court, recognizing this tension, has attempted to define the parameters of an actual case or controversy for the purposes of the Declaratory Judgment Act:

          The controversy must be definite and concrete, touching the legal relations of parties having adverse legal interest . . . and must be a real and substantial controversy admitting of specific relief through a decree of a conclusive character, as distinguished from an opinion advising what the law would be upon a hypothetical state of facts.

Aetna Life Ins. Co. v. Haworth, 300 U.S. 227, 241 (1937). In order to determine the difference between a hypothetical question and an actual controversy in an action for



-----------------------------------------
         (6)
          The Declaratory Judgment Act, 22 U.S.C. Section 2201 provides:

               In the case of actual controversy within its jurisdiction . . . any court of the United States, upon the filing of an appropriate pleading, may declare the rights and other legal relations of any interested party seeking such declaration, whether or not further relief is or could be sought.

22 U.S.C. Section 2201(a)(1988).

declaratory judgment, the "question is whether the facts alleged, under all the circumstances, show that there is a substantial controversy, between parties having adverse legal interests, of sufficient immediacy and reality to warrant the issuance of a declaratory judgment." Maryland Casualty Co. v. Pacific Coal & Oil Co., 312 U.S. 270, 273 (1941). The rationale behind these principles is the avoidance of rendering an advisory opinion, a danger which presents itself in a case involving speculative or hypothetical injury. See, e.g., International Longshoremen's & Warehousemen's Union, Local 37 v. Boyd, 347 U.S. 222, 223-24
(1954) ("Determination of the scope and constitutionality of legislation in advance of its immediate adverse effect in the context of a concrete case involves too remote and abstract an inquiry for the proper exercise of the judicial function.").
          The Court of Appeals for the Third Circuit has formulated a three part test which informs the ripeness inquiry. In order for a case or controversy to exist for the purposes of a declaratory judgment, three requirements must be satisfied: (1) adversity of interest of the parties, (2) conclusivity of the judicial judgment, and (3) the practical help, or utility, of that judgment. Step-Saver Data Systems, Inc. v. Wyse Technology, 912 F.2d 643, 647 (3d Cir.
1990); see also Freehold Cogeneration Assoc. v. Board of Regulatory Comm'rs of N.J., 44 F.3d 1178, 1188 (3d Cir. 1995), petition for cert. filed, 63 U.S.L.W.
3874 (U.S. June 13, 1995); Presbytery of N.J. of Orthodox Presbyterian Church v. Florio, 40 F.3d 1454, 1463 (3d Cir. 1994); Armstrong World Indus. Inc. v. Adams, 961 F.2d 405, 411 (3d Cir. 1992). The ripeness of Moore's action for declaratory relief will therefore be determined under this tripartite analysis.

          (1) Adversity of Interest

          Adversity, for the purposes of an actual case or controversy, exists where the parties are so situated that they have adverse legal interests. Step-Saver, 912 F.2d at 648. Where the plaintiff's action is based on a contingency, it is unlikely that the parties' interests will be sufficiently adverse to satisfy the adversity requirement. Armstrong, 961 F.2d at 411-12. Courts have recognized, however, and Moore urges, that a plaintiff need not have already suffered harm to establish adversity of interest between the parties. See Pacific Gas & Elec. Co. v. State Energy Resource Conservation & Dev. Comm'n, 461 U.S. 190, 201 (1983) ("One does not have to await the consummation of threatened injury to obtain preventative relief.")(citation omitted). In some cases, where a plaintiff can demonstrate that present harm will flow from the threat of future actions, plaintiff has met his burden of establishing adversity. See Armstrong, 961 F.2d at 412. Plaintiff must, in those cases, demonstrate that the probability of that future event occurring is "of sufficient immediacy and reality to warrant the issuance of a declaratory judgment." Salvation Army v. Department of Community Affairs, 919 F.2d 183, 192 (3d Cir. 1990) (quoting Steffel v. Thompson, 415 U.S. 452, 460 (1974)); see also Polaroid Corp. v. Berkey Photo, Inc., 425 F. Supp. 605, 609 (D. Del. 1976) (requiring imminent harm to satisfy adversity requirement for declaratory judgment).
          In order for Moore to satisfy the adversity requirement of the ripeness test, Moore must demonstrate either (1) present adversity of legal interests between the parties; or (2) immediacy and reality of future harm. Courts have found sufficient immediacy and reality of harm where a tender offeror has commenced a tender offer and subsequently seeks to challenge the constitutionality of a statute governing the transaction. See, e.g., Black &

Decker Corp. v. American  Standard  Inc.,  679 F. Supp.  1183,  1189-90 (D. Del.
1988) (tender offeror's challenge to constitutionality of Section 203 of the Delaware Business Combination Statute brought after tender offer commenced found ripe);  see also BNS Inc. v. Koppers Co.,  683 F. Supp.  458,  462, n.5 (D. Del.
1988) (same). However, if the tender offer has not yet commenced, courts are unwilling to find that the alleged harm is sufficiently immediate and real. See Armstrong, 961 F.2d at 414 (noting that federal courts have uniformly required that a tender offer be commenced before they will review the constitutionality of anti-takeover legislation); see also SWT Acquisition Corp. v. TW Services, Inc., 700 F. Supp. 1323, 1329 (D. Del. 1988) ("I am of the opinion that an essential prerequisite is the commencement of a tender offer which goes to the heart of the merits of the challenge to the constitutionality of Section 203(a)(3).").

          (a) Commencement Date of Tender Offer

          The rules promulgated pursuant to Section l4 of the Securities Exchange Act of 1934, 15 U.S.C. Section 78a et seq., provide that where a public announcement of the tender offer is made, the tender offer is formally commenced on that date unless the tender offeror files its Schedule 14D-1 with the SEC within five business days of that announcement. See 17 C.F.R. Section 240.14d-2. In the latter case, the formal commencement date is the date of the filing.(7) Id. Moore issued its press release announcing the tender offer on July 30, 1995.


-----------------------------------------
         (7)
          Rule 14d-2, "Date of Commencement of a Tender Offer," provides, in pertinent part, that a tender offer shall commence for the purposes of Section 14(d) of the Act . . . on the date when the first of the following events occurs:
(a)        (5) The  tender  offer  is  first  published  or sent or given to security holders by the bidder by any means not otherwise referred to in paragraphs (a)(l) through (a)(4) of this rule.

                                                                 (continued...)

On August 2, 1995, well within the five day period of Rule 14d-2(b), Moore filed its Schedule 14D-l with the SEC. Thus, the formal commencement date of the tender offer was August 2, 1995.
          Moore concedes that the tender offer was not formally commenced on the day the public announcement was made. D.I. 28, p. 19. However, Moore argues that the formal commencement date is not relevant. "In a distinction without great meaning, defendants argue that for the claims herein to be ripe, plaintiffs would have had to have waited until the tender offer was formally commenced (by the filing of the Schedule 14D-1) before proceeding with this action. Such an approach  seeks to exalt form over  substance . . . ." Id. at 18.  Moore  argues that for all practical purposes, the tender offer was commenced on the day of the announcement, July 30, 1995. Id. This argument, however, seeks to avoid the clear application of Rule l4d-2. On August 2, 1995, within the five day period, Moore filed its Schedule 14D-1 with the SEC. Therefore, the formal date of commencement of the tender offer is August 2, 1995.(8) Since the complaint was filed on
-----------------------------------------
         (7)
          (...continued)
(b) Public Announcement. A public announcement by a bidder through a press release, newspaper advertisement or public statement which includes the information in paragraph (c) of this section with respect to a tender offer in which the consideration consists solely of cash and/or securities . . . shall be deemed to constitute the commencement of a tender offer under paragraph (a)(5) of this rule Except, That such tender offer shall not be deemed to be first published or sent or given to security holders by the bidder under paragraph (a)(5) of this rule on the date of such public announcement if within five business days of such public announcement, the bidder . . . :

            (2)  Complies with Rule 14d-3(a) (requiring tender offeror to file a
                 Schedule 14D-1 with the SEC) . . . .

         (8)
          Furthermore, the terms of the press release do not indicate a present commencement of a tender offer. Rather, the press release states, "Moore Corporation Limited . . . announced
                                                                 (continued...)

July 31, 1995, two days before the tender offer was formally commenced, Wallace argues that the case is not ripe under Third Circuit precedent.

          (b) Effect of Subsequent Events on Ripeness

          Moore nonetheless argues that this case should be considered ripe because the events which occurred subsequent to the filing of the complaint prove that sufficient adversity existed on the date of the filing. D.I. 28, p. 22, n. 9. Moore relies on Kansas City Power and Light Co. v. Kansas Gas and Elec. Co., 747 F. Supp. 567 (W.D. Mo. 1990), where plaintiffs sought a declaration that its Schedule 14D-1 and the tender offer comply with applicable securities laws. Id. at 570. Defendants in KCP & L argued that plaintiff's action was not ripe, since the action hypothetically assumed that defendants would challenge the Schedule 14D-1 filing, and that challenge was not certain to occur. Id. The court found the plaintiff's action to be ripe, since the defendant ultimately brought the lawsuit that plaintiffs anticipated. Id. at 571; see also Household Int'l, Inc. v. Eljer Indus., C.A. No. 12862, 1993 WL
193213, *2 (Del. Ch. May 5, 1993)(found at D.I. 28 at Tab 4) (fact that defendants later filed suit arising out of the same general facts, renders it "quite impossible" to say that there was no ripe dispute at the time the complaint was filed).
          Wallace, not surprisingly, takes the opposite position. Wallace argues that ripeness is to be determined as of the date the complaint was filed. D.I. 22, p. 11. At the


-----------------------------------------
         (8)
          (...continued)

today its intention to commence a tender offer for all of the outstanding common stock of Wallace  Computer  Services  . . . ." D.I.  29,  Exh. E at Exh.  (a)(1)
thereto (emphasis supplied). Later, the release states, "This week we will commence an offer to purchase all of the outstanding common stock of Wallace at
$56.00 per share in cash,  a total of  approximately  $1.3 billion . . . . " Id.
(emphasis supplied). This use of the future tense undermines Moore's argument that the tender offer was commenced on the date the statement was released. The Court, however, recognizes that an efficient market would react to the public announcement.

time the complaint was filed, Wallace argues, no case or controversy existed, because FRDK had not yet filed its Schedule 14D-1, and Wallace had not even considered, let alone rejected, FRDK's tender offer. Id. at 5. Wallace relies on the Third Circuit appellate decision in Luis v. Dennis, 751 F.2d 604 (3d Cir.
1984), where the court found that plaintiff's challenge to a newly-enacted statute was unripe, and stated: "Viewing the matter, as we must, at the time the complaint was filed, we believe that the requisite immediacy and reality are lacking in this case." Id. at 608.
          Nonetheless, in Luis, the Third Circuit Court of Appeals did note that subsequent events reinforced its conclusion that the matter was not ripe. It is unknown what the Third Circuit Court of Appeals would have held if the occurrence of subsequent events cried out for immediate adjudication. Similarly, the Supreme Court has looked at subsequent events to determine this issue. In Regional Rail Reorganization Act Cases, 419 U.S. 102 (1974), the Supreme Court recognized that an intervening act which occurred after the District Court ruled that the case was filed prematurely rendered the case ripe for adjudication.

               We agree with the parties that this change in circumstance has substantially altered the posture of the case as regards the maturity of the final-conveyance issues. Whatever may have been the case at the time of the District Court decision, there can be little doubt, for reasons to be detailed, that some of the "conveyance taking" issues can and must be decided at this time. And, since ripeness is peculiarly a question of timing, it is the situation now rather than the situation at the time of the District Court's decision that must govern.

Id. at 139-40 (emphasis supplied); see also Buckley v. Valeo, 424 U.S. 1, 115-17
(1976) (issuance of regulations by Federal Election Commission subsequent to lower court's decision and inevitability of the exercise of its other functions renders case ripe for adjudication)

(citing Regional Rail Reorg. Act Cases, 419 U.S. 102); see also Stewart v. Hannon, 675 F.2d 846, 850 (7th Cir. 1982) (case or controversy existed by the time plaintiffs filed their amended Court II to their complaint, even though no case or controversy existed at the time the original Count II was filed); Associated Gen. Contractors of Am., Inc., Okla. Chapter - Builder's Div. v. Laborers Int'l Union of N. Am., 476 F.2d 1388, 1403 (Temp. Emer. Ct. App. 1973) ("The allegations in the complaint concerning a case of actual controversy within the purview of the Declaratory Judgment Act are exceedingly questionable for sufficiency; and until the International intervened the adversary nature of the proceedings was most dubious. There is no question, however, that after that intervention the case became highly adversary . . . .").
          In the present dispute, the harm Moore alleged did occur, i.e., the Wallace Board did reject Moore's offer. Also, the Wallace Board has not redeemed or made inapplicable the poison pill, nor has it taken steps to make Section 203 and Article Ninth inapplicable to the offer. D.I. 28, p. 22. Taking plaintiff's allegations that these actions amount to a breach of fiduciary duty as true, see Armstrong, 961 F.2d at 410, n. 10, the Court finds that there is sufficient adversity between the parties.

          (2) Conclusivity

          The second part of the Step-Saver tripartite analysis requires the decree issued by the district court to be sufficiently conclusive to define and clarify the legal rights or relations of the parties. Step-Saver, 912 F.2d at
648. A court must consider whether judicial action at the present time would amount to more than an advisory opinion based on a hypothetical set of facts. Presbytery, 40 F.3d at 1468. Furthermore, a conclusion of ripeness is supported by factors that "the parties' claims would not substantially change in future  litigation  [and] that the current parties were appropriate to raise the issues at bar . . . ." Id. (quoting Atlanta Gas Light Co. v. United States Dept.
of Energy,  666 F.2d 1359, 1363, n. 7 (11th Cir.),  cert.  denied,  459 U.S. 836
(1982)) (cited with approval in Armstrong, 961 F.2d at 421).
          Wallace's alleged breach of fiduciary duty arising out of its failure to redeem or otherwise make inapplicable its anti-takeover defenses is an issue which must be resolved before this tender offer can be consummated. Similarly, the issue of Moore's compliance with applicable laws has been raised by Wallace's pending antitrust action against Moore in New York. Judicial action at this time would therefore not amount to an advisory opinion based on a hypothetical set of facts, since the factual predicate for both litigants' allegations has already occurred. Accordingly, the conclusivity requirement of the Step-Saver test is satisfied.

          (3) Utility

          The utility inquiry examines whether the court's decree will be useful, in the sense that the parties' plans or actions are likely to be affected by a declaratory judgment. Step-Saver, 912 F.2d at 649 n. 9. "The idea behind the Act was to clarify legal relationships so that plaintiffs (and possibly defendants) could make responsible decisions about the future." Id.; see also Armstrong, 961 F.2d at 423 ("the proper focus of the utility inquiry is the effect of a declaratory judgment on the parties' plans of action. . . ."). In light of these goals, it is clear that a legal decree from this Court would substantially affect the actions of both Moore and Wallace.
          A decision on the alleged securities and antitrust violations will be useful in that it will permit the parties to alter their conduct. Should a court find any violations of applicable laws, securities, antitrust, or otherwise, Moore will need to revise its proposed course of conduct to remedy or preempt its legal violations. A decision by this Court will have a significant effect on how both Wallace and Moore conduct themselves in the future. Thus, the Step-Saver requirement that the Court issue an order which will be useful is satisfied.
          This Court finds that the Third Circuit tripartite test to establish the existence of a case or controversy in an action for declaratory relief to be satisfied. Accordingly, at the present time, this action is ripe for declaratory relief, if warranted. By finding this action justiciable, the Court expresses no opinion on the merits of the underlying causes of action.

B.        Forum Shopping

          As an alternative ground for dismissal of this action, Wallace argues that Moore engaged in impermissible forum shopping, a practice condemned by the Third Circuit appellate court. D.I. 22, p. 14. Wallace asserts that Moore filed this suit prematurely, in an effort to preempt the filing of Wallace's own antitrust suit, which Wallace has since filed in the Southern District of New York. Id. at 16. Wallace argues that Moore prematurely filed this complaint to prevent Wallace from availing itself of favorable Second Circuit precedent granting antitrust standing to targets of hostile tender offers. Id.; see Consolidated Gold Fields, PLC v. Minorco, S.A., 871 F.2d 252 (2d Cir.), cert. dismissed, 492 U.S. 939 (1989). Accordingly Wallace urges this Court to dismiss this action.
          Where two actions are pending concurrently in separate forums, there is a potential for conflicting resolutions. In response to this contingency, the Third Circuit Court of Appeals has adopted the so-called "first-filed" rule, whereby in all cases of federal concurrent jurisdiction, the court which first has possession of the subject must decide it. See Crosley Corp. v. Hazeltine Corp., 122 F.2d 925, 929 (3d Cir. 1941), cert. denied, 315 U.S. 813 (1942); see also E.E.O.C. v.
University of Pa., 850 F.2d 969, 971 (3d Cir.), cert. granted in part, 488 U.S. 992 (1988), aff'd, 493 U.S. 182 (1990)[hereinafter EEOC]. This policy is based on principles of equity and comity, and empowers a trial judge to exercise his or her discretion and dismiss an action, where an action involving the same issues between the same parties is already pending in another forum.
          The rule, however, is not hard and fast. As the Third Circuit Court of Appeals in EEOC observed, "[t]hat authority, however, is not a mandate directing wooden application of the rule without regard to rare or extraordinary circumstances, inequitable conduct, bad faith, or forum shopping. District courts have always had discretion to retain jurisdiction given appropriate circumstances justifying departure from the first-filed rule." EEOC, 850 F.2d at
972. Thus, given the appropriate set of "exceptional circumstances," a district court need not adhere to the first-filed rule of the Third Circuit.
          In EEOC, plaintiff University of Pennsylvania ("University") sought dismissal of an action pending in the Eastern District of Pennsylvania, on the grounds that the University had previously instituted similar proceedings in the District of Columbia. Id. at 973. The district court declined to dismiss, and the Third Circuit Court of Appeals affirmed, finding that the case presented a set of facts appropriate to warrant departure from the first-filed rule. Id. at 977.
          Wallace argues that EEOC is directly on point, and thus requires dismissal of Moore's action. D.I. 22, p. 14. However, EEOC is distinguishable from the present case.

First, in EEOC, the University clearly filed suit in a bad faith, preemptive fashion. The EEOC had subpoenaed the University's confidential tenure peer review files, and had given the University twenty days in which to respond before it would institute subpoena enforcement proceedings. Id. at 973. The University knew that the EEOC planned to bring an action. Notwithstanding this knowledge, the University took advantage of the twenty day grace period by filing a preemptive suit in the District of Columbia, where it could avoid unfavorable law, just three days before the expiration of the grace period. Id. at 973. The University knew that the Third Circuit appellate court had previously declined to recognize a privilege that would prevent disclosure of confidential peer review files, which is the precise relief the University sought.  See  E.E.O.C.  v.  Franklin & Marshall  College,  775 F.2d 110 (3d Cir.
1985), cert. denied, 476 U.S. 1163 (1986).
          Here, however, Moore filed suit with no similar knowledge of imminent judicial proceedings on the part of Wallace, and thus the argument that Moore filed suit preemptively, in bad faith, is more attenuated. Further, Moore's suit was not preemptive and premature, as Wallace alleges, since this case is ripe for judicial determination. Once the premature filing argument is stripped away, Wallace is left arguing that the case must be dismissed solely on the grounds that Moore engaged in forum shopping.
          However, only where forum shopping is the sole motivating factor for plaintiff's choice of forum is dismissal proper. While EEOC broadly states that "forum shopping [has] always been regarded as [a] proper bas[is] for departing from the [first-filed] rule," EEOC, 850 F.2d at 976, the cases cited for that proposition hold that only where forum shopping is the sole factor motivating a choice of forum might dismissal be proper. See Mattel, Inc. v. Louis Marx & Co., 353 F.2d 421, 424, n. 4 (2d Cir. 1965)("[e]xamples of situations which would justify a departure from the 'first filed' rule of priority include . . . cases where forum-shopping alone motivated the choice of the situs for the first suit")(citations omitted)(emphasis supplied), cert. dismissed, 384 U.S. 948 (1966); Rayco Mfg. Co. v. Chicopee Mfg. Co., 148 F. Supp. 588, 593-94 (S.D.N.Y. 1957) ("[b]ut, I believe that I am justified [in my decision on forum] by the readily apparent 'forum-shopping,' by the jumbled plaintiffs and defendants in this case . . . .").
          The Eastern District of Pennsylvania recently made this same observation in Fischer & Porter Co. v. Moorco Int'l Inc., 869 F. Supp. 323 (E.D. Pa. 1994). There, the court found no "exceptional circumstances" justifying departure from the first-filed rule. The court reiterated the requirement that forum shopping be the sole reason for choosing one forum over another in order to warrant dismissal of the first-filed action. Id. at 325.

               I do not find that there are any exceptional circumstances present here that warrant departure from the first-filed rule. There is no evidence that plaintiffs' declaratory judgment action was brought in bad faith. Furthermore, forum shopping cannot be the sole reason for the choice of Pennsylvania as the situs for the litigation because it is the logical and proper place for it to go forward. Id.

          Since a court will exercise its discretion and depart from the long-standing first-filed rule only where the defendant can show that plaintiff chose a particular forum solely for the purposes of forum shopping, the question becomes whether there were other ties which logically connect the action to Delaware. Wallace argues that Moore filed prematurely in Delaware in order to deny Wallace the ability to file its antitrust lawsuit in a forum of its choosing. D.I. 22, p. 16. Wallace alleges that New York should have been the situs of this litigation, given the extensive contacts Moore has with New York. D.I. 31, p.

15. Wallace argues that in addition to the fact that FRDK is incorporated in New York, FRDK's financial advisor Lazard Freres & Co., its information agent, and its counsel all are located in New York. Id. at 16-17. Additionally, Wallace points out that most of the meetings and communication between the parties occurred in New York. Id. Moore, on the other hand, argues that since the issues raised involve Delaware law, a Delaware corporation, and a Delaware Board of Directors, Delaware is a proper and logical place to bring this lawsuit. D.I. 28, pp. 30-31. Moreover, Moore urges, under Delaware law, it would obtain jurisdiction over the individual Wallace Board defendants, but would not do so under New York law. The fact that Wallace has now agreed to enter an appearance for its individual Board members in the New York district court action is of no moment. At the time Moore filed suit in the Delaware district court, Moore could not know that the individual members of the Wallace Board would be amenable to being defendants in the Southern District of New York.
          A plaintiff is entitled to file suit in any forum of his choosing, provided that the particular forum is otherwise proper. Wallace's objection stems more from the fact that Wallace wanted the New York district court to decide the matter, rather than the fact that it does not believe that Delaware is a proper forum. The fact is that both litigants had favored forums. Wallace prefers the Southern District of New York because case precedent in the Second Circuit Court of Appeals confers antitrust standing to hostile takeover targets. Moore favors the District of Delaware because the Third Circuit Court of Appeals has not decided the antitrust standing issue. Since, however, Delaware is a logical and appropriate choice of situs for the litigation, Wallace's argument that Moore was motivated solely by impermissible forum shopping is not persuasive.

                                 IV. Conclusion

          The Court has concluded that this matter is ripe and that Moore cannot be said to have engaged in forum shopping to such a degree as to warrant depriving Moore of its chosen forum. An order will therefore be entered denying Wallace's motion to dismiss.